Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 25, 2010

Relating to Preliminary Prospectus dated June 15, 2010

Registration No. 333-164593

This free writing prospectus relates only to the securities of Tesla Motors, Inc. and should be read together with the preliminary prospectus dated June 15, 2010 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-164593) relating to these securities. On June 25, 2010, we filed Amendment No. 6 to the Registration Statement, which may be accessed through the following link:
http://www.sec.gov/cgi-bin/browse-edgar action=getcompany&CIK=0001318605&owner=exclude&count=40. References to “Tesla,” “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 6 and supplements and updates the information contained in the Preliminary Prospectus.

The disclosure set forth in the Preliminary Prospectus on the cover page of the Preliminary Prospectus and under “Prospectus Summary—The Offering,” “Description of Capital Stock—Listing” and “Underwriting” has been updated to disclose that our common stock has been approved for listing on The Nasdaq Global Select Market.

The disclosure set forth in the Preliminary Prospectus on the cover page of the Preliminary Prospectus and under “Prospectus Summary—The Offering,” “Use of Proceeds,” “Principal and Selling Stockholders” and “Underwriting” has been updated to disclose that any additional shares sold pursuant to the underwriters’ exercise of their over-allotment option shall be sold exclusively by the selling stockholders and not by us.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—The Offering” has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—Summary Consolidated Financial Data” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock— Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment” has been updated to read in substance as follows:

The anticipated initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $12.28 in net tangible book value per share from the price you paid. In addition, following this offering and the concurrent private placement, purchasers in this offering will have contributed 32.2% of the total consideration paid by our stockholders to purchase shares of common stock, in exchange for acquiring approximately 12.7% of our total outstanding shares as of March 31, 2010 after giving effect to this offering and the concurrent private placement. The exercise of outstanding stock options and warrants will result in further dilution.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated to read in substance as follows:

We estimate that our net proceeds from the sale of 11,880,600 shares of common stock in this offering and the sale of 3,333,333 shares of our common stock in the concurrent private placement will be approximately $209.7 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay in connection with this offering. Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, which is the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents (including restricted cash), working capital, total assets and total stockholders’ equity (deficit) by approximately $11.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit C.

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit D.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary—The Offering” and “Underwriting” has been updated to read in substance as follows:

The underwriters have reserved for sale, at the initial public offering price, up to 1,064,000 shares of our common stock being offered for sale to business associates, directors, employees and friends and family members of our employees and Tesla customers who have received delivery of a Tesla Roadster from Tesla.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—A total of 80,498,096, or 87.88%, of our total outstanding shares after the offering and the concurrent private placement are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock” has been updated to read in substance as follows:

A total of 80,178,696, or 85.77%, of our total outstanding shares after the offering and the concurrent private placement are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our common stock. Based on shares outstanding as of March 31, 2010, we will have 93,478,696 shares of common stock outstanding after this offering and the concurrent private placement. Of these shares, the common stock sold in this offering will be freely tradable in the United States, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. The holders of 74,998,661 shares of outstanding common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent each of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and us. After the expiration of the 180-day restricted period, these shares may be sold in the public market in the

United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of shares held by affiliates or control persons, compliance with the volume restrictions of Rule 144. The shares to be sold in the concurrent private placement are subject to the holding period requirements of Rule 144, and are therefore subject to a six month holding requirement before such shares can be sold in a non-registered transaction.

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Markets
11,880,600 or 12.71%	Immediately after this offering and the concurrent private placement.
79,837,260 or 85.41%	180 days after the date of this prospectus due to contractual obligations and lock-up agreements. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided their respective one-year holding periods under Rule 144 have expired.
341,436 or 0.37%	From time to time after the date 180 days after the date of this prospectus upon expiration of their respective one-year holding periods in the U.S.

Any of our employees who participate in the directed share program will also subject to a lock-up period of 180 days beginning on the date of this prospectus.

Following the date that is 180 days after the completion of this offering and the completion of the concurrent private placement, stockholders owning an aggregate of 75,899,716 shares will be entitled, under contracts providing for registration rights, to require us to register shares of our common stock owned by them for public sale in the United States, subject to the restrictions of Rule 144. In addition, we intend to file a registration statement to register the approximately 25,257,173 shares previously issued or reserved for future issuance under our equity compensation plans and agreements. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and, in certain cases, lock-up agreements with the representatives of the underwriters referred to above, the shares of common stock issued upon exercise of outstanding options will be available for immediate resale in the United States in the open market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

The disclosure set forth in the Preliminary Prospectus under “Business—Our Vehicles and Products—The Tesla Roadster” has been updated to read in substance as follows:

We have continued to rapidly develop the Tesla Roadster since its introduction. In June 2009, nine months after its commercial introduction, we launched the 2010 Tesla Roadster, known as the Tesla Roadster 2, as well as a high-performance variant, the Tesla Roadster Sport. As compared to the original Tesla Roadster, the Tesla Roadster 2 delivered a higher quality interior, a new push-button gear selector, improved heating and cooling performance, a more powerful electric powertrain and improved noise reduction. New optional features were also added including clear coat carbon fiber trim for the exterior and interior, an adjustable suspension and improved vehicle data connectivity via a GSM module. In addition to making these enhancements, we simultaneously reduced our manufacturing costs significantly by making a number of modifications, including redesigning our power electronics module and switching to certain commodity components in our manufacturing process. The Tesla Roadster Sport offers a higher performance powertrain which improves acceleration from 0 to 60 miles per hour from 3.9 seconds to 3.7 seconds, adjustable suspension and performance tires and forged wheels, all without compromising the efficiency of the Tesla Roadster electric powertrain. The current effective price of the base configuration of the Tesla Roadster Sport is $121,000 in the United States, assuming and after giving effect to the continuation of a currently available United States federal tax credit of $7,500 for the purchase of alternative fuel vehicles. We delivered our first right-hand drive model of the Tesla Roadster in January 2010, enabling the eventual introduction of the Tesla Roadster into new key markets such as Japan, Hong Kong, and Australia. We also believe the right-hand drive model will allow us to further penetrate certain existing markets such as the United Kingdom. We expect to change the design and specifications of the Tesla Roadster periodically in the future.

The disclosure set forth in the Preliminary Prospectus under “Executive Compensation—Compensation Discussion and Analysis—Executive Officer Compensation” has been updated to read in substance as follows:

In June 2010, Mr. Straubel was granted an additional option to purchase 2,450 shares of common stock at an exercise price per share of $14.17. This option vests as to 1/48th of the shares subject to the option each month over the next 48 months, subject to Mr. Straubel’s continued service through each such vesting date.

The disclosure set forth in the Preliminary Prospectus under “Executive Compensation—Employee Benefit Plans—2010 Employee Stock Purchase Plan” has been updated to read in substance as follows:

Our ESPP is intended to qualify under Section 423 of the Code, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after February 20 and August 20 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on February 22, 2011. The administrator may, in its discretion, modify the terms of future offering periods.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s regular and recurring straight time gross earnings, payments for overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of 500 shares of common stock during each six-month offering period.

The disclosure set forth in the Preliminary Prospectus under “Principal and Selling Stockholders” has been updated in its entirety to read as set forth on Exhibit E.

The disclosure set forth in the Preliminary Prospectus under “Shares Eligible For Future Sale” has been updated in its entirety to read as set forth on Exhibit F.

The disclosure set forth in the Preliminary Prospectus under “Underwriting” has been updated to read in substance as follows:

In connection with the offering of shares of our common stock described in this prospectus, a selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act.

The disclosure set forth in the Preliminary Prospectus with respect to the date on the “Report of Independent Registered Public Accounting Firm” on page F-2 of the Preliminary Prospectus has been updated to read in substance as follows:

March 26, 2010, except as to the last paragraph of Note 15, which is as of May 26, 2010, and the penultimate paragraph of Note 15, which is as of June 14, 2010

The disclosure set forth in the Preliminary Prospectus under Notes 15 and 16 to Consolidated Financial Statements on page F-41 of the Preliminary Prospectus has been updated to read in substance as follows:

In connection with the closing of the DOE Loan Facility, we have also issued a warrant to the DOE to purchase up to 9,255,035 shares of our Series E convertible preferred stock at an exercise price of $2.51 per share. This preferred stock warrant will become a warrant to purchase up to 3,085,011 shares of our common stock at an exercise price of $7.54 per share upon the completion of a qualifying initial public offering. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will vest and become exercisable in quarterly amounts depending on the average outstanding balance of the loan during the prior quarter. The warrant may be exercised until December 15, 2023. If we prepay the DOE Loan Facility in part or in full, the total amount of shares exercisable under the warrant will be reduced.

Tesla has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Tesla has filed with the SEC for more complete information about Tesla and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Tesla and any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co., via telephone: (866) 471-2526; facsimile: (212) 902-9316; email: prospectus-ny@ny.email.gs.com; or standard mail at Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282-2198; from Morgan Stanley & Co. Incorporated, via telephone: (866) 718-1649; email: prospectus@morganstanley.com; or standard mail at Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, NY 10014, Attn: Prospectus Department; from J.P. Morgan Securities Inc., via telephone: (866) 803-9204; or standard mail at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; or from Deutsche Bank Securities Inc., via telephone: (800) 503-4611; or standard mail at 100 Plaza One, Jersey City, NJ 07311 Attn: Prospectus Department.

EXHIBIT A

THE OFFERING

Common stock we are offering	11,880,600 shares

Common stock offered by the selling stockholders	1,419,400 shares (or 3,414,400 shares if the underwriters exercise their option to purchase shares from the selling stockholders in full)

Common stock sold by us in the concurrent private placement	Immediately subsequent to the closing of this offering, Toyota Motor Corporation, or Toyota, will purchase from us in a private placement, the number of shares of our common stock equal to $50.0 million, at a price per share equal to the initial public offering price. Based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover of this prospectus, this would be 3,333,333 shares. We will receive the full proceeds and will not pay any underwriting discounts or commissions with respect to the shares that are sold in the private placement. The sale of these shares to Toyota will not be registered in this offering and will be subject to a lock-up of 180 days. We refer to the private placement of these shares of common stock as the concurrent private placement.

Common stock to be outstanding after this offering and the concurrent private placement	93,478,696 shares

Use of proceeds

We may use a portion of the net proceeds from this offering and the concurrent private placement to fund planned capital expenditures, working capital and other general corporate purposes. Under our loan facility with the United States Department of Energy, which we refer to herein as our DOE Loan Facility, we have agreed to spend up to $33 million plus any cost overruns we may encounter in developing our Model S and our planned Model S manufacturing facility as well as any cost overruns we encounter in developing our powertrain facility. In addition to this obligation, we have agreed to set aside 50% of the net proceeds from this offering and the concurrent private placement to fund a separate, dedicated account under our DOE Loan Facility to fund project costs for our anticipated powertrain and Model S manufacturing facilities that would otherwise have been funded through advances made under the DOE Loan Facility. This will not affect our ability to draw down the full amount of the DOE loans, but will require us to use the dedicated account to fund certain project costs up front, which costs may then be reimbursed by loans under the DOE Loan Facility once the dedicated account is depleted, or as part of the final advance for the applicable project. We currently anticipate making aggregate capital expenditures of between $100 million and $125 million during the year ended December 31, 2010. These capital expenditures will include approximately $42 million to purchase our planned manufacturing facility for the Model S in Fremont, California, exclusive of any manufacturing equipment we may subsequently acquire. Our aggregate capital expenditures will also include funding the expansion of our Tesla stores. See “Use of Proceeds.”

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 1,064,000 shares of our common stock being offered for sale to business associates, directors, employees and friends and family members of our employees and Tesla customers who have received delivery of a Tesla Roadster from Tesla. We will offer these shares to the extent permitted under applicable regulations in the United States and in the various countries where we have delivered Tesla Roadsters. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Nasdaq Global Select Market symbol	“TSLA”

The number of shares of common stock that will be outstanding after this offering and the concurrent private placement is based on 78,264,763 shares outstanding as of March 31, 2010, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the closing of this offering and the issuance of 422,193 shares of common stock upon the assumed net exercise of warrants that otherwise expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share, and excludes:

•	11,564,743 shares of common stock issuable upon the exercise of options outstanding at March 31, 2010 a weighted average exercise price of $5.71 per share;

•	1,392,030 shares of common stock issuable upon the exercise of options granted after March 31, 2010 at a weighted average exercise price of $14.00 per share;

•

3,085,011 shares of common stock issuable upon the exercise of a warrant granted to the DOE in connection with the closing of our DOE Loan Facility on January 20, 2010, at an exercise price of $7.54 per share and 5,100 shares of common stock issuable upon the exercise of a warrant granted to the DOE on May 21, 2010, at an exercise price of $8.94 per share (if we prepay our DOE Loan Facility in full or in part, the total amount of shares exercisable under these warrants will be proportionately reduced); and

•

13,759,096 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 10,666,666 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, 1,425,764 shares of common stock reserved for future grant or issuance under our 2003 Equity Incentive Plan as of March 31, 2010, which shares will be added to the shares to be reserved under our 2010 Equity Incentive Plan upon the effectiveness of the 2010 Equity Incentive Plan, and 1,666,666 shares of common stock reserved for issuance under our 2010 Employee Stock Purchase Plan and shares that become available under the 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Management—Employee Benefit Plans.” The 2010 Equity Incentive Plan and the 2010 Employee Stock Purchase Plan will become effective on the date of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•

the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 70,226,844 shares of common stock effective immediately prior to the closing of this offering;

•

the issuance of 322,193 shares of common stock upon the net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share;

•	the issuance of 100,000 shares of common stock upon the net exercise of common stock warrants that will automatically occur upon the completion of this offering;

•	the issuance of 3,333,333 shares of common stock to Toyota upon the closing of the concurrent private placement based on an assumed initial public offering price of $15.00 per share;

•	the filing of our amended and restated certificate of incorporation upon the completion of this offering; and

•	no exercise by the underwriters of their right to purchase up to an additional 1,419,400 shares of common stock from the selling stockholders.

The information in this prospectus also reflects the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010.

Brad W. Buss, who is a member of our Board of Directors, has indicated his interest in purchasing up to an aggregate of $200,000 of our common stock in the offering from the underwriters, at the initial public offering price.

EXHIBIT B

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data for the years ended December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary unaudited consolidated financial data for the three months ended March 31, 2009 and 2010 and as of March 31, 2010 are derived from unaudited consolidated financial statements for such periods and dates, which are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments necessary for the fair presentation of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The following summary consolidated financial data table reflects the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010.

In June 2010, we identified an error related to the understatement in stock-based compensation expense subsequent to the issuance of the consolidated financial statements for the year ended December 31, 2009. This error had the effect of understating selling, general and administrative expenses and net loss for the year ended December 31, 2009 by $2.7 million. The error did not have an effect on the valuation of the stock options. As stock-based compensation expense is a non-cash item, there was no impact on net cash used in operating activities for the year ended December 31, 2009. We determined that the impact of this error was not material and will correct the error by recording additional stock-based compensation expense of $2.4 million in the three month period ending June 30, 2010. See Note 16 to our consolidated financial statements included elsewhere in this prospectus.

Prospective investors should read these summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Automotive sales (including zero emission vehicle credit sales of $3,458, $8,152, $1,275 and $506, for the years ended December 31, 2008 and 2009, and the three months ended March 31, 2009 and 2010, respectively)	$73	$14,742	$111,943	$20,886	$20,585
Development services	—	—	—	—	227

Total revenues	73	14,742	111,943	20,886	20,812
Cost of revenues(1):
Automotive sales	9	15,883	102,408	22,932	16,858
Development services	—	—	—	—	102

Total cost of revenues	9	15,883	102,408	22,932	16,960
Gross profit (loss)	64	(1,141)	9,535	(2,046)	3,852
Operating expenses(1):
Research and development (net of development compensation of $23,249 for the year ended December 31, 2009)	62,753	53,714	19,282	7,941	13,265
Selling, general and administrative	17,244	23,649	42,150	6,607	16,585

Total operating expenses	79,997	77,363	61,432	14,548	29,850
Loss from operations	(79,933)	(78,504)	(51,897)	(16,594)	(25,998)
Interest income	1,749	529	159	16	48
Interest expense	—	(3,747)	(2,531)	(1,402)	(230)
Other income (expense), net(2)	137	(963)	(1,445)	1,972	(3,221)

Loss before income taxes	(78,047)	(82,685)	(55,714)	(16,008)	(29,401)
Provision for income taxes	110	97	26	8	118

Net loss	$(78,157)	$(82,782)	$(55,740)	$(16,016)	$(29,519)

Net loss per share of common stock, basic and diluted(3)	$(22.69)	$(12.46)	$(7.94)	$(2.31)	$(4.04)

Shares used in computing net loss per share of common stock, basic and diluted(3)	3,443,806	6,646,387	7,021,963	6,924,194	7,301,940

Pro forma net loss per share of common stock, basic and diluted(2)(4) (unaudited)			$(0.70)		$(0.35)

Shares used in computing the pro forma net loss per share of common stock, basic and diluted(2)(4) (unaudited)			77,671,000		77,950,977

(1)	Includes stock-based compensation expense as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)
Cost of revenues	$—	$26	$61	$12	$42
Research and development	95	125	376	40	281
Selling, general and administrative	103	286	997	38	3,064

Total	$198	$437	$1,434	$90	$3,387

(2)	In January 2010, we issued a warrant to the DOE in connection with the closing of the DOE Loan Facility to purchase shares of our Series E convertible preferred stock. This convertible preferred stock warrant will become a warrant to purchase shares of our common stock upon the closing of this offering. Beginning on December 15, 2018 and until December 14, 2022, the shares subject to purchase under the warrant will become exercisable in quarterly amounts depending on the average outstanding balance of the DOE Loan Facility during the prior quarter. Since the number of shares of common stock ultimately issuable under the warrant will vary, this warrant will be carried at its estimated fair value with changes in the fair value of this common stock warrant liability reflected in other income (expense), net, until its expiration or vesting. Potential shares of common stock issuable upon exercise of the DOE warrant will be excluded from the calculation of diluted net loss per share of common stock until at least such time as we generate a net profit in a given period.
(3)	Our basic net loss per share of common stock is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share of common stock is computed by dividing the net loss by the weighted-average number of shares of common stock, excluding common stock subject to repurchase, and, if dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of stock options to purchase shares of our common stock and warrants to purchase shares of our convertible preferred stock (using the treasury stock method) and the conversion of our convertible preferred stock and convertible notes payable (using the if-converted method). For purposes of all these calculations, potential shares of common stock have been excluded from the calculation of diluted net loss per share of common stock as their effect is antidilutive since we generated a net loss in each period.
(4)	Pro forma basic and diluted net loss per share of common stock has been computed to give effect to the conversion of the convertible preferred stock into common stock and the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010. Also, the numerator in the pro forma basic and diluted net loss per share calculation has been adjusted to remove gains and losses resulting from remeasurements of the convertible preferred stock warrant liability as it is assumed that these warrants will be exercised immediately prior to a qualifying initial public offering and will no longer require periodic revaluation.

Our consolidated balance sheet data as of March 31, 2010 is presented:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock into 70,226,844 shares of our common stock, (ii) the issuance of 322,193 shares of our common stock upon the assumed net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and the conversion of our DOE preferred stock warrant liability into common stock warrant liability, (iii) the additional funds borrowed under our DOE Loan Facility from April 1, 2010 through June 14, 2010 of $15.5 million, (iv) the issuance of 100,000 shares of our common stock upon the net exercise of common stock warrants that will automatically occur upon the completion of this offering and (v) the issuance of a warrant to the DOE on May 21, 2010 for the purchase of 5,100 shares of common stock at an exercise price of $8.94 per share; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments as well as (i) the sale of 11,880,600 shares of common stock by us in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the sale of 3,333,333 shares of common stock to be purchased directly from us by Toyota in the concurrent private placement based on an assumed initial public offering price of $15.00 per share.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$61,546	$77,045	$186,789
Restricted cash(2)	7,487	7,487	107,487
Property and equipment, net	26,866	26,866	26,866
Working capital	41,497	56,996	266,740
Total assets	145,320	160,819	370,563
Convertible preferred stock warrant liability	10,359	—	—
Common stock warrant liability	—	6,116	6,116
Capital lease obligations, less current portion	719	719	719
Long-term debt(3)	29,920	45,419	45,419
Convertible preferred stock	319,225	—	—
Total stockholders’ equity (deficit)	(279,297)	44,179	253,923

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents (including restricted cash), working capital, total assets and total stockholders’ equity (deficit) by approximately $12.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The restricted cash represents a deposit held in escrow for the purchase of manufacturing equipment, security deposits related to lease agreements, equipment financing, as well as security held by a vendor as part of the vendor’s standard credit policies. On a pro forma as adjusted basis, the restricted cash also represents the portion of the proceeds from this offering and the concurrent private placement that we are required to hold in a separate dedicated account pursuant to our DOE Loan Facility to fund certain costs of our powertrain and Model S manufacturing facility projects.
(3)	On January 20, 2010, we entered into a loan agreement with the United States Federal Financing Bank, or the FFB, and the DOE, pursuant to the Advanced Technology Vehicles Manufacturing Incentive Program, or the ATVM Program. Under such facility, the FFB has made available to us two multi-draw term loan facilities in an aggregate principal amount of up to $465.0 million. Up to an aggregate principal amount of $101.2 million will be made available under the first term loan facility to finance up to 80% of the costs eligible for funding under the ATVM Program for the build out of a facility to design and manufacture lithium-ion battery packs, electric motors and electric components. Up to an aggregate principal amount of $363.9 million will be made available under the second term loan facility to finance up to 80% of the costs eligible for funding under the ATVM Program for the development of, and to build out the manufacturing facility for the Model S sedan. See the section titled “Business—Governmental Programs, Incentives and Regulations—United States Department of Energy Loans” below for additional information.

EXHIBIT C

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock into 70,226,844 shares of common stock immediately prior to the closing of this offering, (ii) the issuance of 322,193 shares of common stock upon the assumed net exercise of outstanding warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share, and the conversion of our DOE preferred stock warrant liability into common stock warrant liability, (iii) the effectiveness of our amended and restated certificate of incorporation in Delaware immediately prior to the completion of this offering, (iv) the funds borrowed under our loan facility from the United States Department of Energy, or DOE Loan Facility, from April 1, 2010 through June 14, 2010 of $15.5 million, (v) the issuance of 100,000 shares of our common stock upon the net exercise of common stock warrants that will automatically occur upon the completion of this offering and (vi) the issuance of a warrant to the DOE on May 21, 2010 for the purchase of 5,100 shares of common stock at an exercise price of $8.94 per share; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments and (i) the sale of 11,880,600 shares of common stock by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the sale of 3,333,333 shares of common stock to be purchased directly from us by Toyota in the concurrent private placement based on an assumed initial public offering price of $15.00 per share.

The pro forma as adjusted information set forth in the table below is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table also reflects the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(Unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$61,546	$77,045	$186,789

Restricted cash	$7,487	$7,487	$107,487

Convertible preferred stock warrant liability	$10,359	$—	$—
Common stock warrant liability	—	6,116	6,116
Capital lease obligations, less current portion	719	719	719
Long-term debt	29,920	45,419	45,419
Convertible preferred stock, par value $0.001; 221,903,982 shares authorized, 208,917,237 shares issued and outstanding, actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	319,225	—	—
Stockholders’ equity (deficit):
Preferred stock, par value $0.001; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.001; 106,666,667 shares authorized; 7,615,726 shares issued and outstanding, actual; 2,000,000,000 shares authorized pro forma and pro form as adjusted, 78,264,763 shares issued and outstanding, pro forma; 93,478,696 shares issued and outstanding, pro forma as adjusted	8	78	93
Additional paid-in capital	10,868	334,274	544,033
Accumulated deficit	(290,173)	(290,173)	(290,173)

Total stockholders’ equity (deficit)	(279,297)	44,179	253,923

Total capitalization	$80,926	$96,433	$306,177

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents (including restricted cash), total stockholders’ equity (deficit) and total capitalization by approximately $12.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock set forth in the table above excludes:

•	11,564,743 shares of common stock issuable upon the exercise of options outstanding at March 31, 2010 at a weighted average exercise price of $5.71 per share;

•	1,392,030 shares of common stock issuable upon the exercise of options granted after March 31, 2010 at an exercise price of $14.00 per share;

•

3,085,011 shares of common stock issuable upon the exercise of a warrant granted to the DOE in connection with the closing of our DOE Loan Facility on January 20, 2010, at an exercise price of $7.54 per share and 5,100 shares of common stock issuable upon the exercise of a warrant granted to the DOE on May 21, 2010, at an exercise price of $8.94 per share (if we prepay our DOE Loan Facility in full or in part, the total amount of shares exercisable under these warrants will be proportionately reduced); and

•

13,759,096 shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 10,666,666 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, 1,425,764 shares of common stock reserved for future grant or issuance under our 2003 Equity Incentive Plan as of March 31, 2010, which shares will be added to the shares to be reserved under our 2010 Equity Incentive Plan upon the effectiveness of the 2010 Equity Incentive Plan, and 1,666,666 shares of common stock reserved for issuance under our 2010 Employee Stock Purchase Plan, and shares that become available under the 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Management—Employee Benefit Plans.” The 2010 Equity Incentive Plan and the 2010 Employee Stock Purchase Plan will become effective on the date of this offering.

EXHIBIT D

DILUTION

As of March 31, 2010, we had a negative net tangible book value of approximately $279.3 million or $36.67 per share of common stock, based upon 7,615,726 shares of common stock outstanding on such date. Our pro forma net tangible book value as of March 31, 2010 was $44.2 million, or $0.56 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, including (i) shares of common stock issued upon the conversion of all outstanding shares of our convertible preferred stock effective immediately prior to the closing of this offering, (ii) the issuance of shares of common stock upon the assumed net exercise of warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share and (iii) the issuance of 100,000 shares of our common stock upon the net exercise of common stock warrants that will automatically occur upon the completion of this offering. The increase in the net tangible book value per share attributable to the conversion of our convertible preferred stock and the net exercise of the warrants will, accordingly, be $37.24 per share.

Dilution in pro forma net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of 11,880,600 shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock offered by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, and the conversion of our DOE preferred stock warrant liability into common stock warrant liability, and after giving effect to the sale of 3,333,333 shares of common stock to Toyota in the concurrent private placement based on an assumed initial public offering price of $15.00 per share, our pro forma as adjusted net tangible book value as of March 31, 2010 would have been $253.9 million, or $2.72 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.15 per share to existing stockholders and an immediate dilution of $12.28 per share to new investors in our common stock. The following table illustrates this dilution on a per share basis after giving effect to the 1-for-3 reverse stock split of our outstanding common stock effected in May 2010.

Assumed initial public offering price per share	$15.00
Pro forma net tangible book value per share as of March 31, 2010, before giving effect to this offering	$0.56
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	2.15

Pro forma as adjusted net tangible book value per share after giving effect to this offering	2.72

Dilution per share to new investors in this offering	$12.28

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $0.13 per share and the dilution in pro forma as adjusted net tangible book value to new investors by $0.87 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2010 and after giving effect to (i) the issuance of 322,193 shares of common stock upon the net exercise of convertible preferred stock warrants that would otherwise expire upon the completion of this offering, (ii) the issuance of 100,000 shares of our common stock upon the net exercise of common stock warrants that will automatically occur upon the completion of this offering and (iii) the offering and the concurrent private placement, in each case based on an assumed initial public offering price of $15.00 per share, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	78,264,763	83.7%	$324,622	58.7%	$4.15
New public investors	11,880,600	12.7	178,209	32.3	15.00
Private Placement investor	3,333,333	3.6	50,000	9.0	15.00

Total	93,478,696	100.0%	$552,831	100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share would increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $12.0 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 81.6% and our new public investors would own 14.8% of the total number of shares of our common stock outstanding upon the closing of this offering.

As of March 31, 2010, there were options outstanding to purchase a total of 11,564,743 shares of common stock at a weighted average exercise price of $5.71 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. For a description of our equity plans, see the section titled “Management—Employee Benefit Plans.”

EXHIBIT E

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 31, 2010, as adjusted to reflect the sale of common stock offered by us in this offering and the common stock to be sold by us in the concurrent private placement, for:

•	each person, or group of affiliated persons, who we know beneficially owns more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Beneficial ownership “Prior to the Offering and the Concurrent Private Placement” is based on 78,264,763 shares of common stock outstanding at March 31, 2010, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock effective immediately prior to the closing of this offering and the issuance of 422,193 shares of common stock upon the assumed net exercise of outstanding warrants that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share. Beneficial ownership “After the Offering and the Concurrent Private Placement” is based on 93,478,696 shares of common stock to be outstanding after this offering and the concurrent private placement. Beneficial ownership “After the Offering and the Concurrent Private Placement (Over-allotment Option Exercised in Full)” is based on 93,478,696 shares of common stock to be outstanding after this offering and the concurrent private placement, assuming the underwriters exercise their option to purchase shares the selling stockholders in full. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of March 31, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted below with an asterisk (*).

The table below excludes shares of common stock issuable upon the exercise of warrants granted to the DOE in connection with the closing of our DOE Loan Facility.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Tesla Motors, Inc., 3500 Deer Creek Road, Palo Alto, California 94304.

	Shares Beneficially Owned			Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Beneficial Owner Name	Prior to the Offering and the Concurrent Private Placement	Shares Being Offered	Shares Subject To Over- allotment Option	After the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement (Over- allotment Option Exercised in Full)**	Prior to the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement (Over- allotment Option Exercised in Full)**
5% Stockholders:
Elon Musk(1)	28,300,444	900,212	506,379	27,391,232	26,884,853	35.62%	28.93%	28.40%
Blackstar Investco LLC(2)	7,484,074	—	—	7,484,074	7,484,074	9.56%	8.01%	8.01%
Al Wahada Capital Investment LLC(3)	7,297,139	—	—	7,297,139	7,297,139	9.32%	7.81%	7.81%
Entities affiliated with VantagePoint Venture Partners(4)	7,127,535	238,748	793,568	6,888,787	6,095,219	9.11%	7.37%	6.52%
Entities affiliated with Valor Equity Partners(5)	4,910,679	—	—	4,910,679	4,910,679	6.27%	5.25%	5.25%

Executive Officers and Directors:
Elon Musk(1)	28,300,444	909,212	506,379	27,391,232	26,884,853	35.62%	28.93%	28.40%
Deepak Ahuja(6)	101,387	—	—	101,387	101,387	*	*	*
Jeffrey B. Straubel(7)	367,029	—	—	367,029	367,029	*	*	*
John Walker	—	—	—	—	—	*	*	*
Gilbert Passin	—	—	—	—	—	*	*	*
Michael Donoughe(8)	68,748	—	—	68,748	68,748	*	*	*
Jon Sobel(9)	—	—	—	—	—	*	*	*
H.E. Ahmed Saif Al Darmaki(3)	7,297,139	—	—	7,297,139	7,297,139	9.32%	7.97%	7.92%
Brad W. Buss	—	—	—	—	—	*	*	*
Ira Ehrenpreis(10)	2,749,290	—	—	2,749,290	2,749,290	3.51%	2.94%	2.94%
Antonio J. Gracias(5)	4,910,679	—	—	4,910,679	4,910,679	6.27%	5.25%	5.25%
Stephen T. Jurvetson(11)	2,764,868	—	—	2,764,868	2,764,868	3.53%	2.96%	2.96%
Herbert Kohler(2)	7,484,074	—	—	7,484,074	7,484,074	9.56%	8.17%	8.12%
Kimbal Musk(12)	411,798	12,692	26,417	399,107	372,690	*	*	*
All current executive officers and directors as a group (12 persons)(13)	54,386,709	921,904	532,796	53,464,805	52,939,009	68.24%	56.33%	55.77%

	Shares Beneficially Owned			Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Beneficial Owner Name	Prior to the Offering and the Concurrent Private Placement	Shares Being Offered	Shares Subject To Over- allotment Option	After the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement (Over- allotment Option Exercised in Full)**	Prior to the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement	After the Offering and the Concurrent Private Placement (Over- allotment Option Exercised in Full)**
Other Selling Stockholders:
Bay Area Equity Fund I, L.P.	2,641,565	88,586	166,994	2,552,979	2,385,985	3.38%	2.73%	2.55%
Westly Capital Group	2,488,011	72,625	241,397	2,415,386	2,173,989	3.18%	2.58%	2.33%
Marc Tarpenning	1,064,291	2,156	7,166	1,062,135	1,054,969	1.36%	1.14%	1.13%
Tao LLC	900,835	30,210	100,414	870,625	770,211	1.15%	*	*
Compass Venture Partners II, L.P.	683,773	22,931	31,707	660,842	629,135	*	*	*
Riverwood Capital LLC (14)	401,190	11,219	36,575	389,971	353,396	*	*	*
Ian Wright	180,188	453	1,507	179,735	178,228	*	*	*
Joseph William Lee Trust	170,439	5,716	9,321	164,723	155,402	*	*	*
Vertical Fund II, L.P.(15)	94,110	3,156	10,590	90,954	80,364	*	*	*
Arch Meredith	93,344	3,130	10,405	90,214	79,809	*	*	*
Michael Taylor(16)	90,234	112	374	90,122	89,748	*	*	*
Social Concepts, Inc.	86,100	2,887	4,594	83,213	78,619	*	*	*
Yoler-LeNail Living Trust(17)	83,973	1,586	4,374	82,387	78,013	*	*	*
Greg Kouri Living Trust	77,510	2,599	8,639	74,911	66,272	*	*	*
Kite Hill Capital LLC	77,095	2,585	8,594	74,510	65,916	*	*	*
Thomas E. Colson and Lisa T. Colson	74,795	378	1,256	74,417	73,161	*	*	*
Craig W. Harding(18)	54,270	414	1,376	53,856	52,480	*	*	*
Keith Kambies(19)	44,429	1,197	3,978	43,232	39,254	*	*	*
Robert J. Ferber Jr.	42,139	1,134	2,129	41,005	38,876	*	*	*
Diarmuid O’Connell(20)	42,115	225	747	41,890	41,143	*	*	*
MAP Royalty, Inc.	30,838	1,034	3,438	29,804	26,366	*	*	*
Avram Drori(21)	27,352	917	3,050	26,435	23,385	*	*	*
Stephen Alan Jove	20,426	685	1,634	19,741	18,107	*	*	*
Bill and Karen Moggridge(22)	20,188	453	1,507	19,735	18,228	*	*	*
John and Lisa Porcella(23)	15,503	239	469	15,264	14,795	*	*	*
Kouri Group LLC(24)	13,676	459	1,605	13,217	11,612	*	*	*
Richard Yie Chen and Lucy Leong Chen Trust	13,659	458	1,524	13,201	11,677	*	*	*
H. Perry Fell	13,659	458	1,083	13,201	12,118	*	*	*
Jeffrey Weintraub(25)	11,593	57	189	11,536	11,347	*	*	*
Aaron Platshon(26)	9,297	214	558	9,083	8,525	*	*	*
Ernest Villanueva(27)	8,677	46	152	8,631	8,479	*	*	*
Dale Djerassi Revocable Trust	7,709	259	792	7,450	6,658	*	*	*
Dustin Grace(28)	7,408	57	189	7,351	7,162	*	*	*
The Severo M. Ornstein and Laura E. Gould 1987 Trust	3,380	113	309	3,267	2,958	*	*	*

*	Represents beneficial ownership of less than 1%.
**	If the underwriters do not exercise their option to purchase additional shares in full, then the shares to be sold by each selling stockholder will be reduced pro rata according to the portion of the over-allotment option that is not exercised.
(1)	Includes (i) 27,022,583 shares held of record by the Elon Musk Revocable Trust dated July 22, 2003; (ii) 1,188,578 shares issuable to Mr. Musk upon exercise of options exercisable within 60 days after March 31, 2010; and (iii) 89,283 shares issuable upon the assumed net exercise of warrants held by the Elon Musk Revocable Trust that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share.
(2)	Includes 8,334 shares issuable to Daimler North America Corporation upon exercise of options exercisable within 60 days after March 31, 2010. Dr. Kohler is vice president of Blackstar Investco LLC, or Blackstar, which is 60% owned by Daimler North America Corporation, or DNAC, and 40% owned by Aabar Blackstar Holdings GmbH. DNAC is a direct, wholly owned subsidiary of Daimler AG, and Aabar Blackstar Holdings GmbH is a direct, wholly owned subsidiary of Aabar Investments PJSC. Dr. Kohler disclaims beneficial ownership of shares held by Blackstar, except to the extent of his pecuniary interest therein. The address for this entity is c/o Daimler North America Corporation, One Mercedes Drive, Montvale, NJ 07645.
(3)	Mr. Al Darmaki is Planning & Development Director of Abu Dhabi Water and Electricity Authority, or ADWEA, which is a national organization wholly owned by the Abu Dhabi Government, and Al Wahada Capital Investment LLC is a wholly owned affiliate of ADWEA. Mr. Darmaki disclaims beneficial ownership of shares held by this entity, except to the extent of his pecuniary interest therein. The address for this entity is 7th Floor, ADWEA Building, 6th Street, Abu Dhabi, United Arab Emirates.
(4)	Includes (i) 5,205,752 shares held of record by VPVP CleanTech Holdings 2004, L.L.C.; (ii) 1,743,425 shares held of record by VantagePoint CleanTech Partners, L.P.; (iii) 17,235 shares held of record by VantagePoint Venture Partners IV Principals Fund, L.P.; (iv) 5,833 shares held of record by VantagePoint Venture Associates IV, L.P.; (v) 138,131 shares issuable upon the assumed net exercise of warrants held by VPVP CleanTech Holdings 2004, L.L.C. that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share; (vi) 16,502 shares issuable upon the assumed net exercise of warrants held by VantagePoint CleanTech Partners, L.P. that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share; and (vii) 457 shares issuable upon the assumed net exercise of warrants held by VantagePoint Venture Partners IV Principals Fund, L.P. that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share. Alan E. Salzman, J. Stephan Dolezalek and James D. Marver are managing members of one or more of the entities, or general partners of the entities, that directly or indirectly hold such shares, and as such, may be deemed to have voting and investment power with respect to shares held by one or more of these entities. Each of these individuals disclaims beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for these entities and individuals is 1001 Bayhill Drive, Suite 300, San Bruno, CA 94066.
(5)	Includes (i) 2,756,881 shares held of record by VEP Tesla Holdings LLC (“VEP”); (ii) 1,992,447 shares held of record by Valor Equity Partners, L.P. (“VEP I”); (iii) 136,351 shares held of record by Valor VC LLC (“VC”); and (iv) 25,000 shares issuable to Valor Equity Partners IV, L.P. upon exercise of options exercisable within 60 days after March 31, 2010. VEP and VEP I are advised directly and/or indirectly by Valor Management Corp., which may be deemed to be the beneficial owner of the shares held of record by VEP and VEP I. Valor Management Corp. disclaims beneficial ownership of any shares held of record by VEP and VEP I pursuant to the rules under the Securities Exchange Act of 1934, as amended. Mr. Gracias is a shareholder and a director of Valor Management Corp. and the managing member of VC, and may be deemed to be the beneficial owner of shares held of record by VEP, VEP I, and VC (the “Valor Entities”). Mr. Gracias disclaims beneficial ownership of any shares held of record by the Valor Entities, except, in each case, to the extent of his pecuniary interest therein. The address for the Valor Entities and Mr. Gracias is 200 South Michigan Avenue, Suite 1020, Chicago, IL 60604.
(6)	Includes 101,387 shares issuable upon exercise of options exercisable within 60 days after March 31, 2010.
(7)	Includes 87,595 shares issuable upon exercise of options exercisable within 60 days after March 31, 2010.
(8)	Mr. Donoughe resigned as our Executive Vice President, Vehicle Engineering and Manufacturing in September 2009.
(9)	Mr. Sobel resigned as our General Counsel in December 2009.
(10)	Includes (i) 2,724,290 shares held of record by Technology Partners Fund VIII, L.P.; and (ii) 25,000 shares issuable to TP Management VIII, LLC upon exercise of options exercisable within 60 days after March 31, 2010. Ira Ehrenpreis, James Glasheen, Sheila Mutter and Roger J. Quy are managing members of the general partner of the entity that directly holds such shares, and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for these entities is 550 University Avenue, Palo Alto, CA 94301.
(11)

Includes (i) 1,734,208 shares held of record by Draper Fisher Jurvetson Fund VIII, L.P. (“Fund VIII”); (ii) 154,151 shares held of record by Draper Associates, L.P., (iii) 775,292 shares held of record by Draper Fisher Jurvetson Growth Fund

2006, L.P. (“Growth Fund”); (iv) 38,537 shares held of record by Draper Fisher Jurvetson Partners VIII, LLC (“Partners VIII”); and (v) 62,680 shares held of record by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC (“Growth Partners Fund”). Timothy C. Draper, John H.N. Fisher and Steven T. Jurvetson are managing directors of the general partner entities of Fund VIII and also managing members of Partners VIII, that directly hold shares and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its general partner, Draper Associates, Inc. which is controlled by its president and majority shareholder, Timothy C. Draper. John H.N. Fisher, Mark W. Bailey and Barry Schuler are managing directors of the general partner entities of Growth Fund that directly hold shares and as such, they may be deemed to have voting and investment power with respect to such shares. Timothy C. Draper, John H.N. Fisher, Steven T. Jurvetson, Mark W. Bailey and Barry Schuler are managing members of Growth Partners Fund that directly holds shares and as such, they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. The address for all the entities above is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.

(12)	Includes 411,798 shares held of record by Jasper Holdings LLC, which is owned by Mr. Musk and his spouse.
(13)	Includes (i) 1,435,894 shares issuable upon exercise of options held by our current executive officers and directors exercisable within 60 days after March 31, 2010 and (ii) 89,283 shares issuable upon the assumed net exercise of warrants held by our current executive officers and directors that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share.
(14)	Includes 11,100 shares issuable upon the assumed net exercise of warrants held by Riverwood Capital LLC that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share.
(15)	Includes 3,079 shares issuable upon the assumed net exercise of warrants held by Vertical Fund II, L.P. that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share.
(16)	Includes 86,883 shares issuable to Mr. Taylor upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Taylor is one of our employees.
(17)	Includes 3,333 shares issuable to Ms. Yoler, a trustee of the Yoler-LeNail Living Trust upon exercise of options exercisable within 60 days after March 31, 2010. Ms. Yoler provides consulting services to us.
(18)	Includes 41,922 shares issuable to Mr. Harding upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Harding is one of our employees.
(19)	Includes 2,073 shares issuable to Mr. Kambies upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Kambies is one of our employees.
(20)	Includes 35,412 shares issuable to Mr. O’Connell upon exercise of options exercisable within 60 days after March 31, 2010. Mr. O’Connell is one of our employees.
(21)	Includes 4,950 shares issuable upon the assumed net exercise of warrants held by Mr. Drori that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share.
(22)	Includes 6,666 shares issuable to Mr. Moggridge upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Moggridge is one of our employees.
(23)	Includes 2,366 shares issuable to Mr. Porcella upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Porcella is one of our employees.
(24)	Includes 2,475 shares issuable upon the assumed net exercise of warrants held by Kouri Group LLC that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share.
(25)	Includes 1,558 shares issuable to Mr. Weintraub upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Weintraub is one of our employees.
(26)	Includes 1,155 shares issuable upon the assumed net exercise of warrants held by Mr. Platshon that expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share.
(27)	Includes 2,816 shares issuable to Mr. Villanueva upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Villanueva is one of our employees.
(28)	Includes 1,706 shares issuable to Mr. Grace upon exercise of options exercisable within 60 days after March 31, 2010. Mr. Grace is one of our employees.

EXHIBIT F

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Upon the closing of this offering and the concurrent private placement, a total of 93,478,696 shares of common stock will be outstanding, assuming the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon the completion of this offering and the issuance of 422,193 shares of common stock upon the assumed net exercise of warrants that would otherwise expire upon the completion of this offering at an assumed initial public offering price of $15.00 per share. Of these shares, all 11,880,600 shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock, including the shares sold in the concurrent private placement, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	—
Between 90 and 180 days (subject to extension) after the date of this prospectus	—
At various times beginning more than 180 days (subject to extension) after the date of this prospectus	80,178,696

In addition, of the 11,564,743 shares of our common stock that were subject to stock options outstanding as of March 31, 2010, options to purchase 2,642,692 shares of common stock were vested as of March 31, 2010 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 934,787 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2010, 1,445,867 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. These shares will be eligible for resale in reliance on this rule upon expiration of the lockup agreements described above.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and the other holders of shares of common stock and holders of securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of each of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., and us, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, options or warrants to purchase shares of our common stock or securities convertible into, exchangeable for or that represent the right to receive shares of our common stock; or

•	engage in any other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of shares of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in the section entitled “Underwriters.” Any of our employees who participate in the directed share program will also subject to a lock-up period of 180 days beginning on the date of this prospectus.

Registration Rights

Upon completion of this offering and the concurrent private placement, the holders of 75,899,716 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. In addition, the DOE will be entitled to various rights with respect to the registration of the shares of common stock issuable upon exercise of the warrant we have issued the DOE in connection with the DOE Loan Facility. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock up agreement.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all of the shares of common stock issued or reserved for issuance under our equity compensation plans and agreements. We expect to file this registration statement as soon as practicable after this offering. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.